UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

AvePoint, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

053604104
(CUSIP Number)

Joshua Peck c/o Sixth Street Partners, LLC 2100 McKinney Avenue Suite 1500 Dallas, TX 75201 469-621-3001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053604104	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,500,592 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,500,592 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,500,592 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See response to Item 5(a, b) herein.

CUSIP No. 053604104	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
ALAN WAXMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,500,592 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,500,592 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,500,592 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) See response to Item 5(a, b) herein.

CUSIP No. 053604104	Page 4 of 10 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock (the “Common Stock”), of AvePoint, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 901 East Byrd Street, Suite 900, Richmond, VA 23219.

Item 2.	Identity and Background

(a), (f) This Schedule is filed jointly by Sixth Street Partners Management Company, L.P., a Delaware limited partnership, (“Management Company”) and Alan Waxman, a United States citizen (“Mr. Waxman” and, together with Management Company, the “Reporting Persons”).

(b) The principal business address of Management Company is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 72501.  The principal business address of Mr. Waxman is c/o Sixth Street Partners, Suite 3300, 345 California Street, San Francisco, CA 94104.

(c) The principal business of Management Company is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation Mr. Waxman is officer, director and/or manager of other affiliated entities.

Management Company ultimately indirectly controls (i) TSSP Capital Solutions GenPar, L.P., a Delaware limited partnership, which is the managing member of (a) TCS Finance (A), LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Solutions (A), LLC, a Delaware limited liability company (“Avatar (A)”), which directly holds 8,523,089 shares of Common Stock and (b) TCS Finance 1, LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Solutions 1, LLC, a Delaware limited liability company (“Avatar 1”), which directly holds 6,677,227 shares of Common Stock and (ii) TSSP Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the managing member of Redwood IV Finance 1, LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Opportunities, LLC, a Delaware limited liability company (“AIO”), which directly holds 13,300,276 shares of Common Stock (together with the shares directly held by Avatar (A) and Avatar 1, the “Shares”). Because of Management Company’s relationship Avatar (A), Avatar 1 and AIO, Management Company may be deemed to beneficially own the Shares. Management Company is managed by its general partner, whose managing member is Alan Waxman. Waxman disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 23, 2020, Apex Technology Acquisition Corporation (“Apex”), AvePoint, Inc. (“Former AvePoint”) and certain merger sub entities entered into a Business Combination Agreement and Plan of Reorganization, which was subsequently amended on December 30, 2020, March 8, 2021 and May 18, 2021 (the “Business Combination Agreement”), pursuant to which Former AvePoint merged with the merger sub entities and became a wholly-owned subsidiary of Apex (the “Business Combination”), after which point the combined company changed its name to AvePoint, Inc. (the “Issuer”).

CUSIP No. 053604104	Page 5 of 10 Pages
Prior to the Business Combination, in December 2019, AIO, Avatar (A) and Avatar 1 entered into a stock purchase and redemption agreement (the “Series C SPA”) with Former AvePoint pursuant to which they purchased an aggregate of 4,832,409 shares of Former AvePoint Series C Convertible Preferred shares (“Series C Preferred Stock”) at a purchase price of $31.0404 per share, for aggregate cost of $150.0 million.  The source of funds for this acquisition was the working capital of each of AIO, Avatar (A) and Avatar 1.

Upon consummation of the Business Combination on July 1, 2021 (“Closing”), pursuant to the terms of the Business Combination Agreement, each Former AvePoint equityholder received as consideration a combination of cash and shares of Common Stock (including options to acquire shares of Common Stock as applicable).  In connection therewith, the Reporting Persons received, in exchange for their 4,832,408 shares of Series C Preferred Stock, (i) $135 million in cash and (ii) 28,500,592 shares of Common Stock.

In addition, following the Closing, in addition to the combination of cash and shares of Common Stock consideration, the holders of Former AvePoint preferred stock, Former AvePoint common stock and Former AvePoint stock options received the contingent right to acquire additional shares of Common Stock, to be issued as follows (the “Contingent Consideration”):

•
1,000,000 shares of Common Stock, in the aggregate, if at any time from and after the Closing through the seventh anniversary thereof (x) the closing price of the Common Stock (“Closing Price”) is greater than or equal to $12.50 over any 20 trading days within any 30 trading day period or (y) the Issuer consummates a Subsequent Transaction (as defined in the Business Combination Agreement), which results in the Shareholders having the right to exchange their shares of Common Stock for cash, securities or other property having a value equaling or exceeding $12.50 per Share (the “First Milestone”).

•
1,000,000 shares of Common Stock, in the aggregate, if at any time from and after the Closing through the seventh anniversary thereof (x) the Closing Price is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period or (y) the Issuer consummates a Subsequent Transaction, which results in the Shareholders having the right to exchange their shares of Common Stock for cash, securities or other property having a value equaling or exceeding $15.00 per Share (the “Second Milestone”).

•
1,000,000 shares of Common Stock, in the aggregate, if at any time from and after the Closing through the seventh anniversary thereof (x) the Closing Price is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period or (y) the Issuer consummates a Subsequent Transaction, which results in the Shareholders having the right to exchange their shares of Common Stock for cash, securities or other property having a value equaling or exceeding $17.50 per Share (the “Third Milestone” and, together with the First Milestone and Second Milestone, the “Milestones”).

As holders of 4,832,409 shares of Series C Preferred Stock, the Reporting Persons have the right to receive a maximum of 712,611 shares of Common Stock, in the aggregate, as Contingent Consideration if all Milestones are met (which equates to the right to receive 237,537 shares of Common Stock upon the achievement of each Milestone).  If any of the Milestones have not been achieved on or prior to the seventh anniversary of the Closing, the Contingent Consideration attributable to such Milestone will be forfeited.

CUSIP No. 053604104	Page 6 of 10 Pages

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons are filing this Schedule 13D because the Shares were acquired in connection with the Business Combination Closing. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer and/or the Reporting Persons’ investment.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 28,500,592 shares of Common Stock issued to the Reporting Persons upon exchange for shares of Series C, representing approximately 15.8% of the shares of Common Stock outstanding. This amount consists of: (i) 8,523,089 shares of Common Stock held directly by Avatar (A); (ii) 6,677,227 shares of Common Stock held directly by Avatar 1; and (iii) 13,300,276 shares of Common Stock held directly by AIO.  This amount excludes the 712,611 shares of Common Stock representing the Reporting Persons’ maximum Contingent Consideration, because the Reporting Persons do not have the right to acquire such shares of Common Stock at this time.  The foregoing percentage is based on 180,272,767 shares of Common Stock outstanding at Closing, as set forth in the current report on Form 8-K filed by the Issuer on July 7, 2021.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.  Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

CUSIP No. 053604104	Page 7 of 10 Pages
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Amended and Restated Registration Rights Agreement.  In connection with Closing, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Apex, Apex Technology Sponsor LLC (the “Sponsor”), Cantor Fitzgerald & Co. (“Cantor”) and certain Shareholders, including AIO, Avatar 1, Avatar (A) and any of their affiliates (“Sixth Street Holders”). Pursuant to the Registration Rights Agreement, among other things, the Sixth Street Holders and the other Key Company Stockholders (as defined in the Business Combination Agreement) on the one hand, and the Sponsor and Cantor on the other, may demand registration of their registrable securities by the Issuer up to twice a year. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering as long as the total offering price is expected to exceed, in the aggregate, $10 million. Parties subject to the Registration Rights Agreement will be entitled to unlimited piggyback registration rights.

Also in connection with the Closing, certain Former AvePoint stockholders, including the Sixth Street Holders, entered into agreements (the “Lock-Up Agreements”) providing that they will not, subject to certain exceptions, sell or transfer any shares of Common Stock or securities convertible into or exercisable for shares of Common Stock held by them immediately after the effective time of the First Merger (as defined in the Business Combination Agreement) until 180 days after the Closing, subject to certain customary exceptions.

The foregoing summaries of the Registration Rights Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Amended and Restated Registration Rights Agreement and the form of Lock-Up Agreement, each of which is filed as Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D and is incorporated by reference herein.

On July 12, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 –Authorization and Designation Letter, dated July 9, 2021, by Alan Waxman

Exhibit 3 –Form of Amended and Restated Registration Rights Agreement, by and among Apex, the Original Holders and the Former AvePoint Holders (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on November 23, 2020)

Exhibit 4 –Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K, filed with the SEC on November 23, 2020)

CUSIP No. 053604104	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

Sixth Street Partners Management Company, L.P.

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

CUSIP No. 053604104	Page 9 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: July 12, 2021

Sixth Street Partners Management Company, L.P.

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

CUSIP No. 053604104	Page 10 of 10 Pages

Exhibit 2

July 9, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that Joshua Peck is authorized and designated to sign all securities-related filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, including Form ID, on my behalf.  This authorization and designation shall be valid until December 31, 2022.

Very truly yours,

/s/ Alan Waxman

Alan Waxman